Exhibit 99.2

THE METALS ROYALTY COMPANY INC.

Code of business Conduct and Ethics

Adopted February 12, 2026

This code of business conduct and ethics (the “Code of Business Conduct and Ethics”) has been adopted by the board of directors (the “Board”) of The Metals Royalty Company Inc. (the “Company”).

I.	Purpose

What is the Code of Business Conduct and Ethics?

The Code of Business Conduct and Ethics sets basic requirements for business conduct and serves as a foundation for Company policies, procedures and guidelines, all of which provide additional guidance on expected behaviours. The Code of Business Conduct and Ethics is designed to promote integrity and deter wrongdoing. The Company expects all representatives to adhere to the highest ethical standards and uphold corporate values and principles, which include honesty, integrity and respect for others.

The Code of Business Conduct and Ethics is a reminder of collective responsibility to achieve the highest standards of honest and ethical behaviour in all situations involving the Company. Adherence to such standards not only serves to further the reputation of the Company, it is vital to the development and maintenance of an environment in which employees are proud to work.

II.	summary

Who does the Code of Business Conduct and Ethics apply to?

Every Company director, officer, employee and other personnel that the Company may determine should be subject to this Code of Business Conduct and Ethics, such as contractors or consultants (each a “Covered Person”) is required to read, understand and comply with the Code of Business Conduct and Ethics.

Guiding Principles for Covered Persons

•	Engage in honest and ethical conduct at all times.

•	Use your best judgment.

•	Act with integrity and treat people with respect.

•	Avoid conflicts of interest.

•	Do not compete with the Company or use Company opportunities for personal gain.

•	Keep information confidential.

•	Deal fairly with people.

•	Protect the Company’s intellectual property.

•	Use Company resources responsibly.

•	Help ensure the Company’s financial integrity.

•	Comply with applicable laws.

•	Report violations of the Code of Business Conduct and Ethics and illegal or unethical behaviour without fear of retaliation.

•	Violations will result in disciplinary action or termination.

III.	conflicts of interest

Avoid all conflicts of interest by always putting the Company’s interests first. Each Covered Person shall ensure that their judgment and ability to make decisions is not compromised and shall never use their position at the Company to serve personal interests or relationships.

Conflicts of interest arise whenever actions are based on interests other than those of the Company. All Covered Persons are required to avoid any personal activity, investment or association that may interfere with the Company’s best interests.

A conflict of interest may exist when:

•	personal interests, or the interests of friends or family, interfere or appear to interfere, with the Company’s interests;

•	Covered Persons have an incentive or opportunity to benefit at the Company’s expense; or

•	Covered Persons or their friends or family receive improper benefits or opportunities as a result of the person’s position at the Company.

Financial Conflicts of Interest

A financial conflict of interest is one where there is or appears to be opportunity for personal financial gain, financial gain to close relatives or close friends, or where it might be reasonable for another party to take the view that financial benefits might affect that person’s actions.

Financial benefits means anything of monetary value, for example:

i.	payments for services;

ii.	equity interests (e.g. stocks, stock options or other ownership interests); or

iii.	intellectual property rights (e.g. patents, copyrights and royalties from such rights).

The level of financial interest is not the determining factor as to whether a conflict should be disclosed. What might be 'not material' or 'not significant' for one person might be very significant for another. Good practice in many situations will mean the disclosure of any financial interest, however small.

Non-financial Conflicts of Interest

Non-financial interests can also come into conflict, or be perceived to come into conflict, with a person’s obligations or commitments to the Company. Such non-financial interests may include any benefit or advantage, including, but not limited to, direct or indirect career advancement, education or gain to immediate family.

Disclosure

It is the responsibility of every Covered Person to:

i.	recognize situations in which they have a conflict of interest, or might reasonably be seen by others to have a conflict;

ii.	disclose that conflict in writing to management of the Company as soon as it is identified; and

iii.	take such further steps as may be appropriate to remedy the actual or perceived conflict of interest.

Do not use the Company’s opportunities, information or property for personal gain. Each Covered Person involved in the development of research, inventions, products or services that relate to the Company’s existing or anticipated products, that relate to Company duties or that are developed using Company resources, are subject to the obligations set out in this Code of Business Conduct and Ethics.

IV.	keep information confidential

The Company’s confidential business information is a valuable asset. Examples of confidential information are financial data, strategic plans, intellectual property, communications with or submissions to governmental agencies, personal employee information, legal documents and information on customers and suppliers. Covered Persons must use confidential information for the Company’s purposes only and always protect confidential information from unauthorized disclosure, including disclosure to other employees if it is not necessary to their role. This responsibility extends to any and all confidential information of third parties accessed in the course of the Company’s work. A good general rule is that unless information has been publicly disclosed on the Company’s external website, it should be treated as confidential and kept protected.

Improper use or disclosure of confidential information could seriously damage the Company’s reputation, expose the Company to liability and cause harm to the business. Only share confidential information outside of the Company if there is an appropriate non-disclosure agreement in place. More information may be found in any Disclosure Policy of the Company that may be in place from time to time.

V.	protect intellectual property

The Company’s intangible assets, such as research, trademarks, domain names, industrial designs, inventions, patents, products, trade secrets and “know-how”, are among the Company’s most valuable assets. Unauthorized or improper use can lead to a loss in their value. Intellectual property is considered confidential information. Intellectual property should not be used or disclosed without ensuring that appropriate legal safeguards are in place.

Subject to applicable laws, any inventions or discoveries made by Covered Persons during the course of their work are the Company’s property.

VI.	Use Resources Responsibly

The Company expects everyone to act like an owner and act in the best interest of the Company. Covered Persons are provided with a range of resources, including, an email account, computer equipment and software, communications platforms, office equipment and supplies and corporate financial resources. Covered Persons must treat these resources with respect and use them responsibly. It is prohibited to do anything with Company resources that is illegal, unethical or that would harm the Company if exposed publicly. Company property should only be used for legitimate business purposes.

These resources are the Company’s property and the Company may access these resources at any time. Any information sent, received or stored on any Company resources are not considered private. The Company may access any of this information at any time, with or without the knowledge, consent or approval of a Covered Person. When a Covered Person leaves the Company they must return all Company resources.

Ensure Financial Integrity

The Company is strongly committed to the transparency and integrity of publicly filed financial reports and other communications. Covered Persons must do their part to ensure that the Company’s public disclosure is full, fair, accurate, timely and understandable.

Always act responsibly and exercise sound judgment regarding matters involving the Company’s finances. Keep accurate, complete and timely records, and submit accurate and complete reports. Do not mislead, manipulate or improperly influence the Company’s finance team or external auditors or make any false or misleading statements or omissions in the Company’s public disclosure. Covered Persons should not personally enter into any side agreements or other informal arrangements, written or oral, related to the Company.

VII.	Comply with Laws

Always follow applicable laws, rules and regulations and do not engage in any type of illegal, unethical, fraudulent or corrupt business practices for any reason. The Company expects each Covered Person to understand the legal and regulatory requirements applicable to his or her business unit and areas of responsibility.

Insider Trading

Covered Persons must comply with applicable insider trading laws, which generally prohibit buying or selling securities of the Company while in possession of material non-public information about the Company. More information may be found in any Insider Trading Policy of the Company that may be in place from time to time.

Corruption and Bribery

Covered Persons must comply with all applicable anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act. More information may be found in any Anti-Corruption Policy of the Company that may be in place from time to time.

Harassment and Violence

The Company is committed to building and preserving a safe and healthy working environment, and respecting everyone’s rights, culture, diversity and dignity. The Company will not tolerate any acts of harassment or violence against or by any Covered Person.

Discrimination or harassment of any kind, including discrimination or harassment on the basis of race, colour, religion, veteran status, national origin, ancestry, sex, sexual orientation, gender identity or expression, age, family status, pardoned conviction, mental or physical disability or any other characteristic protected by law is strictly prohibited.

Competition

Covered Persons must abide by competition and antitrust laws which generally prohibit the abuse of market power, predatory conduct intended to eliminate or exclude a competitor and arrangements that inhibit competition or restrain trade.

If a Covered Person is charged or found guilty of a criminal offence that may have an impact on the Company, may reflect reputationally on the Company or may affect their ability to perform their role at the Company they must inform Human Resources immediately.

Safety and the Environment

The occupational health and safety of employees and other personnel and protecting and preserving the environment are priorities of the Company and are considered a fundamental aspect of corporate social responsibility. All Covered Persons shall comply with environmental, health and safety laws and regulations in the countries in which the Company operates.

Privacy

The Company is committed to complying with privacy legislation which protects the privacy rights of employees and others. Covered Persons who have access to personal information of others must ensure the information is not disclosed in a manner which violates such laws and that all such personal information is handled in accordance with applicable laws.

VIII.	Report Violations

Upon knowledge or suspicion of a violation of the law, the Code of Business Conduct and Ethics, any Company policy or any unethical or questionable act or behaviour, immediately report the violation or suspected violation to the Chair of the Audit Committee. Covered Persons should not investigate on their own as they may risk compromising the integrity of a formal investigation.

In cases where an individual reports a suspected violation of policy or law in good faith, the Company will keep its discussions and actions confidential in compliance with applicable law and regulation. Each Covered Person is required to cooperate fully with any investigation. See the Whistleblower Policy for more detail.

No Retaliation

Retaliation against anyone for reporting or participating in good faith in any investigation of any possible violations of the law, the Code of Business Conduct and Ethics, any Company policy or any unethical or questionable act or behaviour is strictly prohibited. Please see the Whistleblower Policy for more detail. Any retaliation should be reported as described above.

IX.	Consequences for Violations

Any violation of the Code of Business Conduct and Ethics, including fraudulent reports, may result in disciplinary action including termination of employment for cause or termination of service and, if warranted, legal proceedings. Violations include violation of the Code of Business Conduct and Ethics or another Company policy or procedure, violation of applicable laws, rules or regulations, deliberate failure to promptly report a violation or withhold relevant information concerning a violation, refusal to cooperate in the investigation of a known or suspected violation without valid legal reason or taking action against anyone who reports a violation or breach of any of the above.

The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders, competitors, employees or other persons, or to any other liability whatsoever.